Exhibit 10.21

[Yahoo! Letterhead]

October 27, 2010

Ross Levinsohn

[address]

Dear Ross:

On behalf of Yahoo! Inc. (“Yahoo!” or the “Company”), I am pleased to offer you the position of Executive Vice President, Americas reporting to Carol Bartz, working in Santa Monica, CA. Your appointment is subject to approval by the Company’s Board of Directors and your compensation package as outlined herein is subject to approval of the Compensation Committee of the Board of Directors (“Compensation Committee”). For purposes of this letter, your first day of work at Yahoo! will be considered your “Employment Start Date”.

Base Salary. Your starting annual base salary will be $58,333.33 per month ($700,000 annually), less applicable taxes and withholdings, paid semi-monthly and subject to annual review. Yahoo!’s regularly scheduled pay days are currently on the 10th and 25th of every month.

Executive Incentive Plan. You also will be eligible to participate in the Executive Incentive Plan (EIP) (for 2011 eligibility your Employment Start Date must be on or before October 1, 2011), with a target incentive of 100% of your annual base salary, pro-rated based on the period of time you are employed at Yahoo! in an EIP eligible position during the relevant company fiscal year, less applicable taxes, deductions, and withholdings. Target incentives do not constitute a promise of payment. To qualify for the incentive bonus, you must remain employed with the Company through the date that the incentive bonus is paid (as specified in the EIP). Your actual EIP payout will depend on Yahoo! financial performance and management’s assessment of your individual performance, and it is subject to, and governed by, the terms and requirements of the EIP document. Eligibility for participation in the EIP is subject to annual review.

In addition, subject to approval by the Compensation Committee, as a senior leader of Yahoo!, beginning in 2011 and continuing for each year in which you remain employed by Yahoo! and in good standing, you also will be eligible for consideration to receive long term incentive equity awards under the Yahoo! Inc. 1995 Stock Plan similar to other executives at your level.

Sign-On Bonus. You also will receive a Sign-On Bonus of $500,000.00, less applicable taxes and withholdings, payable to you on the first semi-monthly paycheck that occurs 30 days after your Employment Start Date. If during the first twelve (12) months following your Employment Start Date you voluntarily resign from your employment with Yahoo! without Good Reason1 or your employment with Yahoo! is terminated by Yahoo! with Cause2, then a

[1]

For purposes of this letter, “Good Reason” shall be deemed to exist only if the Company shall fail to correct within 30 days after receipt of written notice from you specifying in reasonable detail the reasons you believe one of the following events or conditions has occurred (provided such notice is delivered by you no later than 30 days after the initial existence of the occurrence): (1) a material diminution of your then current aggregate base salary and target bonus amount (other than reductions that also affect other similarly situated employees) without your prior written agreement; (2) the material diminution of your authority, duties or responsibilities as an employee of the Company without your prior written agreement (except that change in title or assignment to a new supervisor by itself shall not constitute Good Reason); or (3) the relocation of your position with the Company to a location that is greater than 50 miles from Santa Monica, California and that is also further from your principal place of residence, without your prior written agreement, provided that in all events the termination of your service with the Company shall not be treated as a termination for “Good Reason” unless such termination occurs not more than six (6) months following the initial existence of the occurrence of the event or condition claimed to constitute “Good Reason.

prorated amount of the Sign-On Bonus (based on a rate of 1/12th of the Sign-On Bonus for each month of service your termination precedes the one year anniversary of your Employment Start Date) shall become due and payable by you to Yahoo! on your last day of employment. Notwithstanding the foregoing, if during the first twelve (12) months following your Employment Start Date, you voluntarily resign from your employment at Yahoo! as a result a material diminution in the authority, duties, or responsibilities of the supervisor to whom you are required to report, then you shall not be required to repay any portion of the Sign-On Bonus, provided that the Company fails to correct within 30 days after receipt of written notice from you specifying in reasonable detail the reasons you believe such diminution has occurred (provided such notice is delivered by you no later than 30 days after the initial existence of the occurrence) and further provided that in all events the termination of your service occurs not more than six (6) months following the initial existence of the diminution in the authority, duties, or responsibilities of the supervisor to whom you are required to report.

Stock Options. As a part of the Yahoo! team, we strongly believe that ownership of the Company by Yahoos is an important factor to our success. Therefore, as part of your compensation, management will recommend that the Compensation Committee grant you an option to purchase 400,000 shares of Yahoo! Inc.’s common stock. The exercise price for this option will be the fair market value of Yahoo! common stock on the date of grant as determined by the Compensation Committee. Subject to Compensation Committee approval, one-fourth of the shares subject to the Option shall vest and become exercisable on the first anniversary of the Vesting Commencement Date (as such term is defined in the applicable notice of stock option grant and stock option agreement), and thereafter, one-eighth of the shares subject to the Option shall vest and become exercisable every six months, such that the Option will be fully vested on the fourth anniversary of the Vesting Commencement Date, provided in each case that you remain continuously employed with Yahoo! through the applicable vesting date. The option will also be subject to the other terms and conditions of Yahoo! Inc.’s 1995 Stock Plan, as amended, and the applicable notice of stock option grant and stock option agreement.

Restricted Stock Units. In addition, management will also recommend that the Compensation Committee grant you an award of 175,000 Restricted Stock Units (“RSUs”). The RSUs will be subject to the terms and conditions of Yahoo! Inc.’s 1995 Stock Plan, as amended, and the applicable RSU award agreement. One-quarter of the RSUs (i.e., 43,750 RSUs) will vest and become non-forfeitable on each of the first 4 anniversaries of the date of grant, provided in each case that you remain continuously employed with Yahoo! through the applicable vesting date. Following the vesting of the RSUs, you will receive one share of Yahoo! Inc. common stock for each vested RSU (subject to tax withholding).

Benefits. A significant part of your total compensation at Yahoo! is derived from the benefits that Yahoo! provides. Yahoo! provides a very competitive benefits package for its eligible full- and part-time employees. Eligible Yahoos

[2]

For purposes of this letter, “Cause” shall mean termination of your employment with the Company based upon the occurrence of one or more of the following which, with respect to clauses (1), (2) and (3) below, if curable, you have not cured within fourteen (14) days after you receive written notice from the Company specifying with reasonable particularity such occurrence: (1) your refusal or material failure to perform your job duties and responsibilities (other than by reason of your serious physical or mental illness, injury or medical condition), (2) your failure or refusal to comply in any material respect with material Company policies or lawful directives, (3) your material breach of any contract or agreement between you and the Company (including but not limited to this letter agreement and any Employee Confidentiality and Assignment of Inventions Agreement or similar agreement between you and the Company), or your material breach of any statutory duty, fiduciary duty or any other obligation that you owe to the Company, (4) your commission of an act of fraud, theft, embezzlement or other unlawful act against the Company or involving its property or assets or your engaging in unprofessional, unethical or other intentional acts that materially discredit the Company or are materially detrimental to the reputation, character or standing of the Company, or (5) your indictment or conviction or nolo contendre or guilty plea with respect to any felony or crime of moral turpitude. Following notice and cure as provided in the preceding sentence, upon any additional one-time occurrence of one or more of the events enumerated in that sentence, the Company may terminate your employment for Cause without notice and opportunity to cure. However, should the Company choose to offer you another opportunity to cure, it shall not be deemed a waiver of its rights under this provision.

may participate in Yahoo!’s health insurance benefits (medical, dental and vision), life insurance, short term and long term disability, the Employee Stock Purchase Plan, 401(k) Plan, and Yahoo!’s Flexible Spending Plan (Healthcare Reimbursement Account and/or Dependent Care Reimbursement Account). Yahoos working less than 40 hours per week may not be eligible for all benefit programs or certain benefits may be provided on a pro-rated basis. Please refer to benefit plan documents for eligibility. Of course, Yahoo! may change its benefits at any time. Prior to New Hire Orientation, you will be provided a website address and logon instructions to access detailed information about Yahoo! benefits programs, including the plan documents.

The Company will reimburse you for reasonable legal fees incurred in connection with negotiating and reviewing this letter up to a maximum of twenty five thousand dollars ($25,000) (based on your attorney’s normal charges and upon providing Yahoo! with documentation of the charges). You will, not later than December 31, 2010, provide the Company with appropriate documentation of such legal fees that you incur and, upon receipt of such documentation from you, the Company will provide such reimbursement to you within thirty (30) days. This will be a taxable benefit to you.

You will be expected to travel in connection with your employment. Yahoo! will reimburse you for reasonable business expenses incurred in connection with your employment, upon presentation of appropriate documentation in accordance with the Company’s expense reimbursement policies and you will be eligible to participate in the travel policy established by the Company generally for its senior management.

Paid Time Off. You will accrue vacation at a rate of twenty (20) days (up to the maximum vacation accrual cap for others accruing at that same rate as specified in the Vacation Policy) for the first 4 years of your employment at Yahoo!. Thereafter, you will accrue vacation at the regular Yahoo! vacation accrual rate (up to a maximum as specified in our Vacation Policy). Vacation is accrued based on hours worked, therefore Yahoos who work less than 40 hours per week accrue vacation on a pro-rata basis. In addition, Yahoo! currently provides eligible employees with designated company paid holidays each year.

Proprietary Agreement and No Conflict with Prior Agreements. As an employee of Yahoo!, it is likely that you will become knowledgeable about confidential and/or proprietary information related to the operations, products and services of Yahoo! and its clients. Similarly, you may have confidential or proprietary information from prior employers that should not be used or disclosed to anyone at Yahoo!. Therefore, Yahoo! requests that you read, complete, and sign the enclosed Employee Confidentiality and Assignment of Inventions Agreement (“Proprietary Agreement”) and the Proprietary Information Obligations Checklist and return it to Yahoo! prior to your Employment Start Date. In addition, Yahoo! requests that you comply with any existing and/or continuing contractual obligations that you may have with your former employers. By signing this offer letter, you represent that your employment with Yahoo! shall not breach any agreement you have with any third party.

Obligations. During your employment, you shall devote your full business efforts and time to Yahoo!. This obligation, however, shall not preclude you from engaging in appropriate civic, charitable or religious activities or from serving on the boards of directors of one or two companies that are not competitors to Yahoo!, as long the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment at Yahoo!. Any outside activities must be in compliance with and approved if required by Yahoo!’s Code of Ethics.

Non-competition. In addition to the obligations specified in the Proprietary Agreement, you agree that, during your employment with Yahoo! you will not engage in, or have any direct or indirect interest in any person, firm, corporation or business (whether as an employee, officer, director, agent, security holder, creditor, consultant, partner or otherwise) that is competitive with the business of Yahoo!, including, without limitation, any then-current activities relating to providing Internet navigational products or services and any then-current activities providing search, e-mail, chat, e-commerce, instant messaging, content (e.g., music, video), ISP (e.g., connectivity, bandwidth or storage) or other Internet-based delivery or functionality. Notwithstanding the preceding sentence, you may own not more than 1% of the securities of any company whose securities are publicly traded.

Employment At-Will. Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated at any time by you or Yahoo!, with or without cause and with or without advance notice. The at-will nature of the employment relationship may not be modified or amended except by written agreement signed by Yahoo!’s Chief Human Resources Officer and you. Notwithstanding the foregoing, if your employment is terminated by Yahoo! without Cause or you resign for Good Reason, then Yahoo! will offer you severance benefits pursuant to its normal practice at the time of your termination and similar to what is offered to other executives at your level. All severance benefits are conditioned on you signing a full release of any and all claims against Yahoo! in a release form acceptable to Yahoo! (within the period specified in it by the Company) after the termination of your employment and your not revoking such release pursuant to any revocation rights afforded by applicable law.

Code of Ethics and Yahoo! Policies. Yahoo! is committed to creating a positive work environment and conducting business ethically. As an employee of Yahoo!, you will be expected to abide by the Company’s policies and procedures including, but not limited to, Yahoo!’s Guide2Working@Y! and Yahoo!’s Code of Ethics. Yahoo! requests that you review, sign and bring with you on your Employment Start Date, the enclosed Code of Ethics Acknowledgment Form.

Entire Agreement. This offer letter and the referenced documents and agreements constitute the entire agreement between you and Yahoo! with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and Yahoo! concerning those subject matters.

Work Authorization/Visa. If you are in need of a work authorization, please let our Staffing Coordinator know at the time that you accept this offer. Please note that the number of employment visas available each year is limited by the U.S. government. In the event that your request for or extension of an employment visa is denied or an employment visa cannot be obtained within a reasonable amount of time (as determined by Yahoo!, in its sole discretion), Yahoo! reserves the right to withdraw or suspend this offer and/or your employment may be terminated (or if your employment has not begun, you may not become employed by Yahoo!). In the event that Yahoo! has agreed to sponsor you for an employment visa, Yahoo! will cover all expenses associated with the visa application process.

Eligibility to Work in the United States. In order for Yahoo! to comply with United States law, we ask that on your Employment Start Date you bring to Yahoo! appropriate documentation to verify your authorization to work in the United States. Yahoo! may not employ anyone who cannot provide documentation showing that they are legally authorized to work in the United States.

Foreign National Export License. Before releasing certain export-controlled technology and software to you during your employment at Yahoo!, Yahoo! may be required to obtain an export license in accordance with United States law. Yahoo! will inform you if an export license is needed. If an export license is required, then this offer of employment and/or your continued employment (if applicable) with Yahoo! is contingent upon receipt of the export license or authorization, and Yahoo! will have no obligation to employ you or provide you with any compensation or benefits until the export license or authorization is secured.

IRC 409a. To the extent that this letter is subject to Internal Revenue Code Section 409A, you and Yahoo! agree that the terms and conditions of this letter shall be construed and interpreted to the maximum extent reasonably possible, without altering the fundamental intent of this letter, to comply with and avoid the imputation of any tax, penalty or interest under Code Section 409A.

Background Check. Please understand that this offer is contingent upon the successful completion of your background check.

Accepting this Offer. We’re really excited to have you on our team and can’t wait to receive your acceptance by 5:00 p.m. (PST) on October 28, 2010. This offer is contingent on you starting employment at Yahoo! on or before November 30, 2010 or a date mutually agreed upon between you and your Hiring Manager.

To accept this offer, please:

1.	Sign this letter in the space provided below and fax the following signed documents to [Contact]. A second copy of each of the documents has been provided for your records.

•	Offer Letter

•	Employee Confidentiality and Assignment of Inventions Agreement (NDA)

•	Export Compliance Form

•	Proprietary Information Obligations Checklist

2.	Mail all of the signed documents listed on the New Hire Document Checklist to Uzma Khan in the envelope provided at least five (5) business days prior to your Employment Start Date.

We can’t wait to start working with you and hope that you’ll find working at Yahoo! one of the most rewarding experiences of your life, both professionally and personally.

Start practicing your yodel!

/s/ David Windley

David Windley
Chief Human Resources Officer

I accept this offer of employment with Yahoo! Inc. and agree to the terms and conditions outlined in this letter.

/s/ Ross Levinsohn	10-27-10
Signature	Date

Ross Levinsohn
Full Name	Planned Employment Start Date
(Contingent upon completion of a satisfactory background check.)

Enclosures

Cc: HR file